

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission File Number 1-14770

Payless ShoeSource, Inc.
401(k) Profit Sharing Plan
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2009, and December 31, 2008, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2009.

The Plan Financial Statements and Additional Information as of December 31, 2009 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

By:

/s/ Betty J. Click Betty J. Click, Chair Retirement Committee	June 25, 2010
/s/ Harold J. Herman Harold J. Herman, Member Retirement Committee	June 25, 2010
/s/ Douglas G. Boessen Douglas G. Boessen, Member Retirement Committee	June 25, 2010
/s/ Gary Madsen Gary Madsen, Member Retirement Committee	June 25, 2010
/s/ Sally J. Burk Sally J. Burk, Member Retirement Committee	June 25, 2010

INDEX TO THE FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

EXHIBIT A

Payless ShoeSource, Inc.
401(k) Profit Sharing Plan

Financial Statements as of December 31, 2009
and 2008, and for the Year Ended
December 31, 2009, Supplemental Schedule as of
December 31, 2009, and Report of Independent
Registered Public Accounting Firm

PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Management Committee of
the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
June 25, 2010

PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
Investments at fair value —		
Participant — directed investments	$168,273,219	$135,103,132
Receivables:		
Employer contributions	2,597,114	2,494,044
Employee contributions	138,905	147,444
Total assets	171,009,238	137,744,620
LIABILITIES — Accrued administrative expenses	41,519	37,942
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	170,967,719	137,706,678
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR THE FULLY BENEFIT — RESPONSIVE STABLE VALUE FUND	1,779,951	4,338,033
NET ASSETS AVAILABLE FOR BENEFITS	$172,747,670	$142,044,711

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:	
Investment income:	
Interest	$ 379,889
Dividends	840,585
Net appreciation in fair value of investments	30,789,746
Contributions:	
Employee contributions	13,599,088
Employer contributions	2,597,159
Rollovers	312,450
Total additions	48,518,917
DEDUCTIONS:	
Benefits paid to participants	18,291,143
Administrative expenses	633,244
Total deductions	18,924,387
INCREASE IN NET ASSETS	29,594,530
Transfers to plan (See Note 1)	1,108,429
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	142,044,711
End of year	$ 172,747,670

See notes to financial statements.

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource, Inc. and its approved affiliates electing into the Plan ("Payless" or the "Company"). A Full-Time Associate, as defined by the Plan, is eligible to make contributions following the completion of 60 days of employment by the Company and attaining the age of 21. The Full-Time Associate must complete 180 days of service to receive an allocation of the Company match. A Part-Time Associate, as defined by the Plan, is eligible to make contributions and to receive an allocation of the Company match upon completion of one year of service and attaining the age of 21. The Plan is administered by a Management Committee appointed by the Compensation, Nominating and Governance Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. Wachovia Bank, National Association (a Wells Fargo Company) is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2009, Collective Licensing International LLC is authorized to participate in the Plan and effective the same date the Collective Licensing International LLC 401(k) Plan ("CLI Plan") merged with the Plan. As a result, $1,108,429 was transferred into the Plan during the 2009 Plan year.

Contributions — Each year, participants may contribute 1% to 75% of their pay, as defined by the Plan. Each eligible participant shall be automatically enrolled and be deemed to have elected to make a 3% contribution unless the participant elects otherwise. Participants under this Plan who have attained the age of 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of section 414(v) of the Internal Revenue Code ("IRC"). Effective February 26, 2009, the Company at its sole discretion beginning with the 2009 Plan year, the total Company matching contribution opportunity equals 2.5% of the Company's net profits, if any. The Company can decide to contribute more than 2.5% of the Company's net profits for any Plan year by action of the Company. For Plan year 2009, any eligible participant whose employment terminates during the period beginning January 1, 2009 and ending on February 25, 2009 by reason of retirement, death or disability, shall be entitled to a minimum guaranteed Company match contribution of $0.25 on the dollar of participant's contributions up to 5% of pay in accordance with the Plan document then in effect. At the discretion of the Company, the 2009 contribution was determined to be $2,597,159. The Company matching contribution is allocated in proportion to the amount that each participant's contributions for the Plan year, up to a total of 5% of participants' pay, bears to the total amount of all participant's contributions, up to 5% of such participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year, unless termination is due to retirement, death or disability. Additional amounts may be contributed at the discretion of the Company. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts — Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers twelve common/collective trust funds, thirteen mutual funds and a Collective Brands Company Stock Fund (formerly the Payless Company Stock Fund) ("Company stock fund") for participants.

Vesting — Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, Company contributions were fully vested immediately. Participants vest in Company contributions and earnings on Company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Participants who were former participants in the CLI Plan and whose non-elective contributions or employer matching contributions as defined in the CLI Plan which were attributed to participant's accounts for services rendered through December 31, 2008, shall vest as follows:

Years of Vesting Service	Vesting Percentage
Less than 1 year	0 %
1 year	25 %
2 years	50 %
3 years	75 %
4 years	100 %

Payment of Benefits — Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Company stock fund may be made in shares of Company common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans — Participants may borrow from their vested fund account balance. The minimum loan available is $1,000. The maximum loan available is the lesser of 1/2 of the vested balance or $50,000 reduced by the largest loan balance in the prior 12 months. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts — At December 31, 2009 and 2008, forfeited nonvested accounts totaled $155,233 and $16,466, respectively. Forfeitures are used to restore any amounts previously forfeited from rehired participant accounts and pay administrative expenses. The balance, if any, is added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. During the Plan year 2009, $64,116 from forfeited nonvested accounts was used to pay Plan expenses. Also, for the Plan Year 2009, $155,014 from forfeited nonvested accounts was used to reduce the 2009 Company match paid in 2010. For Plan Year 2009 there were no amounts added to and allocated with the 2009 Company match paid in 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investment in the Company stock fund is stated at fair value, which has been determined by the custodian and based on the fair value of the underlying investments within the fund. The Company stock fund is a unitized fund specific to the Plan. The Company stock fund is made up of Collective Brands, Inc. common stock and a money market fund. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. The RiverSource Trust Income Fund II is a common collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. The Plan's stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principle plus accrued interest. Individual participant accounts invested in the Company stock fund and the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units. The various funds investment earnings are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balance, which approximates fair value.

The RiverSource Trust Income Fund II is a stable value fund that is a collective trust fund sponsored by Ameriprise Trust Company. The fund invests 100% into the RiverSource Trust Income Fund I which may invest in traditional insurance contracts, wrapper contracts, U.S. Government, government-sponsored agency and federal agency securities, asset backed securities, corporate bonds, and affiliated collective investment funds. The investment objective of this fund is to preserve principal and income while maximizing current income. The net asset value of the fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value. Certain events may limit the ability of the fund to transact at contract value for participant benefit payments or investment transfers (up to one year may be taken to honor a request for withdrawal from the fund originating from a plan sponsor). Although such an event is not probable, an example may be a request by Ameriprise Trust Company to terminate or partially terminate the contract at market value. Certain events may also allow the issuer to terminate a fully benefit-responsive investment contract and settle at an amount different from contract value. Such events are not probable but may include the termination of the trust holding the fund assets, the replacement of the trustee of the fund, a breach of the contract by a counterparty, or a legal or regulatory event such as an adverse ruling by a regulatory agency. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds, common collective trust funds and the Company stock fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Standards Adopted — The Accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants ("AICPA"), the Emerging Issues Task Force ("EITF") and other related literature. The FASB also issues Accounting Standards Updates ("ASU"). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Updates to Fair Value Measurements and Disclosures — In 2009, FASB Staff Position 157-4, *Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* ("FSP"), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued ASU No. 2009-12, *Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)* ("ASU 2009-12"), which amended ASC Subtopic 820-10, *Fair Value Measurements and Disclosures — Overall*. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain non-readily marketable investments with a reported net asset value ("NAV"). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 4). The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standards to Be Adopted — In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, *Fair Value Measurements*), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

Administrative Expenses — Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

3. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosure about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:				
Intermediate-Term Bond	$ 17,690,599			$ 17,690,599
Mid-Cap Growth	7,441,319			7,441,319
Moderate Allocation	7,502,905			7,502,905
Large Growth	5,957,155			5,957,155
Large Value	5,322,211			5,322,211
Mid-Cap Blend	326,942			326,942
International Large Growth	7,402,878			7,402,878
Small Value	4,370,803			4,370,803
International Large Blend	997,145			997,145
Small Growth	2,737,349			2,737,349
International Large Value	3,726,366			3,726,366
Mid-Cap Value	2,616,963			2,616,963
Company Stock Fund		$ 20,019,534		20,019,534
Common/Collective Trust Funds :				
Stable Value Funds		52,577,955		52,577,955
Balanced Funds		15,739,693		15,739,693
Targeted Retirement Funds		7,635,495		7,635,495
Fixed Income Funds		65,302		65,302
Participant loans		6,142,605		6,142,605
Total	$ 66,092,635	$ 102,180,584	$	$ 168,273,219

Fair Value Measurements at Deccember 31, 2008, Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$ 48,982,628			$ 48,982,628
Company Stock Fund		$ 11,649,797		11,649,797
Common/Collective Trust Funds		68,117,069		68,117,069
Participant Loans		6,353,638		6,353,638
Total	$ 48,982,628	$ 86,120,504	$	$ 135,103,132

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU No. 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net assets value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan's investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2009				
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Schwab Managed Retirement Trust Funds (a)	$ 7,635,495	None	Immediate	None	None
Schwab Managed Retirement Trust Fund - Income Fund (b)	65,302	None	Immediate	None	None
RiverSource Trust Income Fund II (c)	52,577,955	None	Immediate	None	None
RiverSource Trust Equity Index Fund I (d)	15,739,693	None	Immediate	None	None
Company Stock Fund (e)	20,019,534	None	Immediate	None	None
Total	$ 96,037,979				

*The fair values of the investments have been estimated using the net asset value of the investment.

(a) The Schwab Managed Retirement Trust Funds (except for the Schwab Managed Retirement Trust Fund-Income Fund—see (b) below) seek to provide a total return for investors retiring approximately at or near a target retirement date as indicated by each of the fund names. The funds are diversified across several assets classes, including, but not limited, to large cap equities, mid cap equities, international equities, fixed income, REITs, and stable value. The funds are designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon. As the target retirement date approaches, each of the funds' portfolio becomes more conservative with a larger fixed income and stable value investment component. Assets are allocated to a combination of underlying Schwab Institutional Trust Funds, the Schwab Stable Value Fund, and non-proprietary unitized accounts and collective trust and mutual funds. The net asset value of the funds is determined each business day ("Valuation Date"). Issuances and redemptions of units of the funds are made based upon the net asset value per fund unit determined on the Valuation Date.

(b) The Schwab Managed Retirement Trust Fund-Income Fund seeks to provide total return for investors at or near retirement. The fund is diversified across several assets classes, including, but not limited, to large cap equities, mid cap equities, small cap equities, international equities, fixed income, REITs, and stable value. Approximately 25% of the portfolio is allocated to equity investments and 75% is allocated to fixed income and stable value investments. The fund is designed to provide a single investment portfolio that adjusts over time to meet the changing risk and return objectives of investors over their expected investment horizon. Assets are allocated to a combination of underlying Schwab Institutional Trust Funds, the Schwab Stable Value Fund, and non-proprietary unitized accounts and collective trust and mutual funds. The net asset value of the fund is determined each Valuation Date. Issuances and redemptions of units of the fund are made based upon the net asset value per fund unit determined on the Valuation Date.

(c) See Note 2 for the description of the RiverSource Trust Income Fund II.

(d) The RiverSource Trust Equity Index Fund I is invested 100% into the RiverSource Trust Equity Index Base Fund. The investment objective of this fund is to approximate as closely as possible the rate of return of the Standard & Poor's 500 Stock Index. The net asset value of the fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value.

(e) The Company Stock Fund is made up of Collective Brands, Inc. common stock and a money market fund. The investment objective of this fund is to allow participants to share in the potential growth of Collective Brands, Inc. The net asset value of the fund is determined daily. Units can be issued and redeemed on any business day at the daily unit value.

5. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
RiverSource Trust Income Fund II	$52,577,955	$51,303,189
RiverSource Trust Equity Index Fund I	15,739,693	13,480,152
Collective Brands Company Stock Fund (formerly Payless Company Stock Fund)	20,019,534	11,649,797
PIMCO Total Return Fund	16,703,692	14,590,772

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common/Collective Trust Funds	$	5,956,237
Mutual Funds		13,923,095
Collective Brands Company Stock Fund (formerly Payless Company Stock Fund)		10,910,414
	$	30,789,746

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in units of a Company stock fund that invests in shares of Collective Brands, Inc. common stock. Collective Brands, Inc. is the parent of Payless ShoeSource, Inc. who is the Plan sponsor under the plan, and, therefore, these transactions qualify as party-in-interest transactions.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 6, 2009, that the Plan and related trust are designed in accordance with applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 172,747,670	$ 142,044,711
Adjustment from contract value to fair value for the fully benefit-responsive stable value fund	(1,779,951)	(4,338,033)
Deemed distributed loans	(11,020)	(13,374)
Net assets available for benefits per the Form 5500	$ 170,956,699	$ 137,693,304

Increase in net assets per the financial statements	$ 29,594,530
Deemed distributed loans — current year	(11,020)
Deemed distributed loans — prior year	13,374
Change in fair value for the fully benefit-responsive stable value fund	2,558,082
Increase in net assets per the Form 5500	$ 32,154,966

10. SUBSEQUENT EVENT

As part of a recent settlement for certain Invesco funds during the periods between 2000 and 2002, Invesco is required to pay into a fund for settlement funds for certain affected investors. As a result of the investment by the Plan in certain of the Invesco funds, the Plan received $265,910 from the fund in May 2010. It was determined that the Plan will allocate the $265,910 pro rata (based on total account balance) among accounts of current participants in the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	RiverSource Trust Income Fund II	Common/Collective Trust Fund 1,830,911 units	$ 52,577,955
	RiverSource Trust Equity Index Fund I	Common/Collective Trust Fund 415,054 units	15,739,693
	Schwab Managed Retirement Trust Fund 2010	Common/Collective Trust Fund 20,713 units	305,515
	Schwab Managed Retirement Trust Fund 2045	Common/Collective Trust Fund 97,755 units	775,196
	Schwab Managed Retirement Trust Fund 2035	Common/Collective Trust Fund 92,837 units	781,684
	Schwab Managed Retirement Trust Fund 2025	Common/Collective Trust Fund 114,066 units	1,000,362
	Schwab Managed Retirement Trust Fund 2015	Common/Collective Trust Fund 47,166 units	433,924
	Schwab Managed Retirement Trust Fund 2020	Common/Collective Trust Fund 95,758 units	1,462,221
	Schwab Managed Retirement Trust Fund 2030	Common/Collective Trust Fund 37,896 units	593,459
	Schwab Managed Retirement Trust Fund 2050	Common/Collective Trust Fund 192,678 units	1,551,061
	Schwab Managed Retirement Trust Fund — Income	Common/Collective Trust Fund 5,520 units	65,302
	Schwab Managed Retirement Trust Fund 2040	Common/Collective Trust Fund 46,838 units	732,073
	PIMCO Total Return Fund	Mutual Fund 1,260,849 shares	16,703,692
	Morgan Stanley — Mid Cap Growth	Mutual Fund 264,158 shares	7,441,319
	Oakmark Equity and Income Fund Class I	Mutual Fund 293,771 shares	7,502,905

(Continued)

PAYLESS SHOESOURCE, INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
	American Growth Fund of America	Mutual Fund 219,740 shares	$ 5,957,155
	T. Rowe Price Equity Income Fund	Mutual Fund 254,043 shares	5,322,211
	Vanguard Extended Market Index Fund	Mutual Fund 10,007 shares	326,942
	Artisan International Fund	Mutual Fund 358,319 shares	7,402,878
	Alllianz NFJ Small-Cap Value Fund	Mutual Fund 188,804 shares	4,370,803
	Vanguard Total International Stock Index Fund	Mutual Fund 69,198 shares	997,145
	Brown Capital Management Small Company Fund	Mutual Fund 76,377 shares	2,737,349
	Dodge & Cox International Stock Fund	Mutual Fund 166,997 shares	3,726,366
	JP Morgan Mid Cap Value Fund	Mutual Fund 136,870 shares	2,616,963
	Vanguard Total Bond Market Index Fund	Mutual Fund 86,011 shares	986,907
*	Collective Brands Company Stock Fund (formerly Payless Company Stock Fund): Collective Brands, Inc. Common Stock	Common Stock 868,166 shares	19,768,140
	RiverSource Trust Money Market Fund	Money Market Fund 251,394 shares	251,394
*	Participant Loans	Participant loans (maturity dates through February 2037 at interest rates from 4.25% to 10.5%)	6,142,605
			$ 168,273,219

* Party-in-interest.

(Concluded)

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143699 of Collective Brands, Inc. on Form S-8 of our report dated June 25, 2010 appearing in this Annual Report on Form 11-K of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2009.

Deloitte & Touche LLP

Kansas City, Missouri
June 25, 2010